PRIME ACQUISITION CORP.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Tickers: PACQ, PACQW and PACQU)

No. 322, Zhongshan East Road

Shijiazhuang, Hebei Province, 050011

People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 18, 2012

(or any adjourned or postponed meeting thereof)

To the Shareholders of

Prime Acquisition Corp.

NOTICE IS HEREBY GIVEN that the 2012 Annual General Meeting (“AGM”) of Prime Acquisition Corp., a Cayman Islands company (the “Company”), will be held at No. 322, Zhongshan East Road, Shijiazhuang, Central, Hebei Province, People’s Republic of China (the “PRC”) 050011, on December 18, 2012 at 10:00 a.m., PRC local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To elect Yong Hui Li, Diana Chia-Huei Liu, William Tsu-Cheng Yu, Hui-Kai Yan, Gary Han-Ming Chang, Jason Wang, Dane Chauvel and George Kaufman to serve on the Board of Directors until the 2013 annual general meeting of the Company or until their respective successors are duly appointed and qualified.

2.	To ratify the appointment of Marcum Bernstein & Pinchuk LLP (“Marcum BP”) as auditor of the Company for the financial year ending December 31, 2012.

3.	To transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on November 12, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The stock transfer books of the Company will not be closed.  A list of the shareholders entitled to vote at the AGM may be examined at the Company’s offices during the 10-day period preceding the AGM.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to notice of and to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the AGM by calling our offices at (408) 431-7286.

This Notice of Annual General Meeting and Proxy Statement, a Form of Proxy and our most recent Annual Report are available online at the Company’s website, www.primeacq.com.

Shareholders may obtain a copy of the Company’s annual report, free of charge, by contacting William Tsu-Cheng Yu at Prime Acquisition Corp, No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, telephone number: (408) 431-7286.

By Order of the Board of Directors,

/s/ Yong Hui Li
Chairman

Shijiazhuang, November 13, 2012

IMPORTANT

Whether you expect to attend the AGM, please complete, date, and sign the accompanying proxy form, and return it promptly in the enclosed return envelope or follow the instructions contained under “Important Notice Regarding Availability of Proxy Materials”, which also contains instructions on how you may request to receive a paper or email copy of these documents. If you grant a proxy, you may revoke it at any time prior to the AGM or nevertheless vote in person at the AGM.

PLEASE NOTE:  If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the nominee holder how to vote, by marking your proxy form.

PRIME ACQUISITION CORP.

TABLE OF CONTENTS

Summary	1
General Information About Voting	1
Security Ownership of Certain Beneficial Owners and Management	2
Proposal No. 1: Election of Directors	4
Executive Officers	10
Certain Relationships and Related Transactions	11
Proposal No. 2: Ratification of the Appointment of Independent Accountants	14
General	16

Form of Proxy	A-1

PRIME ACQUISITION CORP.

No. 322, Zhongshan East Road

Shijiazhuang, Hebei Province, 050011

People’s Republic of China

PROXY STATEMENT

for

ANNUAL GENERAL MEETING

to Be Held on December 18, 2012

(or any adjourned or postponed meeting thereof)

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Prime Acquisition Corp. (the “Company,” “Prime,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of the Company, No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011 on December 18, 2012 at 10:00 a.m., PRC local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to William Tsu-Cheng Yu at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy form on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders.  The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about November 15, 2012.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy form whether or not you plan to attend the AGM. If you do attend the AGM and are a record holder, you may vote by ballot at the AGM and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the AGM, you should contact your broker about getting a proxy appointing you to vote your shares.

GENERAL INFORMATION ABOUT VOTING

Record Date, Outstanding Shares, and Voting Rights

As of November 12, 2012, the record date for the AGM, the Company had outstanding 4,894,983 ordinary shares, $0.001 par value per share (the “Shares”), being the class of securities entitled to vote at the AGM. Each Share entitles its holder to one vote.

Attending the AGM

If you are a shareholder of record, you may vote in person at the AGM. We will give you a ballot sheet when you arrive. You may obtain directions to the meeting by contacting William Tsu-Cheng Yu at Prime Acquisition Corp, No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, telephone number: (408) 431-7286 or by writing to Company at the above address.  If you attend the meeting, you may vote there in person, regardless whether you have voted by any of the other means mentioned in the preceding paragraph.

Procedures for Voting or Revoking Proxies

If you do not wish to vote in person or you will not be attending the AGM, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy form. To vote by proxy using the enclosed proxy form (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy form and return it promptly in the envelope provided. The persons authorized by any of those means to vote your shares will vote them as you specify or, in absence of your specification, as stated on the form of proxy. In addition, you may follow the instructions contained under the heading “Important Notice Regarding Availability of Proxy Materials” regarding how you may access and review all of the important information contained in the proxy materials and how you may submit your proxy on the Internet.

If you intend to vote by proxy, your vote must be received by the Company no later than December 16, 2012 at 10:00 a.m., PRC local time (48 hours before the time of the AGM) to be counted.

You may revoke any proxy by notifying the Company in writing at the above address, ATTN: William Yu, or by voting a subsequent proxy or in person at the meeting.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the AGM, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

Required Votes

Only holders of Shares of record at the close of business on December 18, 2012 are entitled to vote at the AGM. For purposes of voting at the AGM, each Share is entitled to one vote upon all matters to be acted upon at the AGM. Two or more persons holding or representing by proxy not less than one-third in nominal value of the outstanding Shares shall constitute a quorum throughout the meeting. The affirmative vote of a simple majority of the votes cast in person or by proxy at the AGM and entitled to vote on the election of directors is required to elect our directors and to ratify the appointment of Marcum BP as our independent auditors.

Only Shares that are voted are taken into account in determining the proportion of votes cast. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the election of directors and the ratification of the appointment of Marcum BP. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

1

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 12, 2012, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of our ordinary shares by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Information provided as to 5% shareholders other than our employees or management is based solely on Schedules 13D or 13G filed with the Securities and Exchange Commission and subsequent issuances by the Company.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options exercisable by a person within 60 days after the date of this proxy statement. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

Name and Address (1)	Number of Shares Beneficially Owned		Percentage of Ownership(2)
Yong Hui Li	310,502		6.3%
Diana Chia-Huei Liu	695,523	(3)	14.2%
William Tsu-Cheng Yu	695,523	(3)	14.2%
Gary Chang	124,201	(4)	2.5%
Hui-Kai Yan	—		—
Jason Wang	—		—
Dane Chauvel	—		—
George Kaufman	—		—
All directors and executive officers as a group (8 individuals)	1,130,226		25.4%
AQR Capital Management, LLC	512,908	(5)	10.5%
Polar Securities Inc.	488,000	(6)	10.0%
Fir Tree Value Master Fund, L.P.	360,000	(7)	7.3%
Bulldog Investors	312,700	(8)	6.4%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Kaiyuan Real Estate Development; No. 322, Zhongshan East Road; Shijiazhuang; Hebei Province; 050011; China.

(2)	Based on 4,894,983 ordinary shares outstanding as of November 12, 2012. Does not include ordinary shares underlying our warrants which will not become exercisable within the next 60 days, and ordinary shares underlying the underwriters’ unit purchase option which will not become exercisable within the next 60 days.

(3)	Consists of (i) 372,603 ordinary shares held by Diana Liu, (ii) 215,280 ordinary shares held by William Yu, and (iii) 107,640 ordinary shares held by Conrad Yu and Byron Yu. Diana Liu and William Yu are married, and Conrad Yu and Byron Yu are the sons of Diana Liu and William Yu.

(4)	Consists of 124,201 ordinary shares held by Puway Limited; P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Gary Chang and Alice Chang, Gary Chang’s wife, are the sole owners and directors of Puway Limited and, as such, are the beneficial owners of the securities owned by Puway Limited.

(5)	Based on a Schedule 13G/A filed on February 8, 2012 by AQR Capital Management, LLC. AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 8.79% of the total listed above. The address of the business office of each of the foregoing reporting persons is Two Greenwich Plaza, 3rd floor, Greenwich, CT 06830.

(6)	Based on a Schedule 13G/A filed on February 14, 2012 by Polar Securities Inc. and North Pole Capital Master Fund. The address of the business office of each of the foregoing reporting persons is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

(7)	Based on a Schedule 13G filed on April 4, 2011 by Fir Tree, Inc. and Fir Tree Value Master Fund, L.P. Fir Tree, Inc. is the investment manager of Fir Tree Value Master Fund, L.P., and has been granted investment discretion over portfolio investments, including the ordinary shares, held by Fir Tree Value Master Fund, L. P. The address of the business office of Fir Tree, Inc. is 505 Fifth Avenue, 23rd Floor, New York, New York 10017. The address of the business office of Fir Tree Value Master Fund, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, Box 31106, Grand Cayman KY1-1205, Cayman Islands10017.

(8)	Based on a Schedule 13G/A filed on February 14, 2012 by Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos. Phillip Goldstein and Andrew Dakos are the principals of Bulldog Investors. The business address of Bulldog Investors is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.

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As of the date of this proxy statement, 1.6% of our outstanding ordinary shares are held by 3 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

3

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board of Directors has nominated the persons identified below for election as directors, to serve until the 2013 annual meeting of shareholders and their successors have been elected and qualified.  If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying Form of Proxy intend to vote for any substitute whom the Board nominates, unless the proxy form contains contrary instructions.

Name	Age	Other positions with Company	Has served as Company director since

Yong Hui Li	50	Chairman and Director	February 2010
Diana Chia-Huei Liu	48	Chief Executive Officer and Director	February 2010
William Tsu-Cheng Yu	51	President, Chief Financial Officer and Director	February 2010
Hui-Kai Yan	47	Chief Operating Officer and Director	February 2010
Gary Han-Min Chang	63	Chief Investment Officer and Director	February 2010
Jason Wang	36	Independent Director	November 2010
Dane Chauvel	53	Independent Director	November 2010
George Kaufman	37	Independent Director	March 2012

Below is a summary of the business experience of each of our directors.

Yong Hui Li has been our Chairman since inception. Mr. Li is the Chairman and Chief Executive Officer of AutoChina International Limited, an automobile financing company in China (OTCBB: AUTCF). Mr. Li is the founder, Chairman and Chief Executive Officer of AutoChina Group Inc. and Hebei Kaiyuan Real Estate Development Co., Ltd., which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. From February 2001 to May 2006, Mr. Li helped oversee Hebei Kaiyuan Real Estate Development Co., Ltd.’s development of the largest steel-framed construction in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor’s degree in Optical Physics.

Diana Chia-Huei Liu has been our Chief Executive Officer and a director since inception. Ms. Liu was also our President from inception until April 2010. Ms. Liu served as President of AutoChina International Limited (OTCBB: AUTCF) from its inception to April 9, 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire an operating business), and currently serves as a director. Ms. Liu has served as the President and Managing Director of Cansbridge Capital Corp., a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full service banking firm, where she founded and managed the mutual funds promotion division. Ms. Liu has served since June 2006 as a member of the Executive Committee and the Chair of the Investment Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the co-CEOs on operational issues and investment of its endowment funds. In addition, she also currently serves as a director of the Vancouver Goh Ballet Society and BaySpec, Inc., a supplier of optical components. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is married to Mr. William Yu, our President, Chief Financial Officer and a director.

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William Tsu-Cheng Yu has been our Chief Financial Officer and a director since inception. Mr. Yu became our President in April 2010. Since July 2000, Mr. Yu has served as the Managing Partner of Cansbridge Capital. From October 2009 until January 2010, Mr. Yu served as Chief Financial Officer and Chief Operating Officer of Optoplex Corporation, a communication networks company. Mr. Yu served as a director of Optoplex Corporation from April 2004 until January 2010. Mr. Yu has been a general partner of the Shodan Company since February 2010. The Shodan Company is an investment holding company, formed in February 2010, which is equally owned amongst William Yu and his two sons, Conrad Yu and Byron Yu (who are also sons of Diana Liu). From July 2006 through October 2008, Mr. Yu served as a special advisor to the Chief Executive Officer of Optoplex Corporation. Mr. Yu served as a director of Abebooks, Inc., the world’s largest on-line used book seller, from 2001 to 2008, prior to its acquisition by Amazon.com (NASDAQ:AMZN). From February 2002 to August 2003, Mr. Yu served as the Chief Financial Officer to Telos Technology Corp., a supplier of wireless solutions for voice and data communication networks (acquired by UT Starcom (NASDAQ: UTSI) in 2004). Mr. Yu co-founded Intrinsyc Software Inc. (TSE: ICS), a TSE-listed embedded software company, and served in various capacities including director, Chief Financial Officer, Executive Vice President and Chief Operating Officer from July 1996 to November 2002. From August 1994 to May 1996, Mr. Yu was an associate in the Asia Pacific corporate finance group of Marleau, Lemire Securities, Inc., an investment banking firm headquartered in Montreal, Canada. From July 1991 to August 1994, Mr. Yu was an investment portfolio manager at Discovery Enterprises Inc., a provincial-government sponsored venture capital fund. Mr. Yu also previously worked with China-Canada Investment and Development and the Lawson Mardon Group. He has also served in various capacities with the Monte Jade Science and Technology Association, a non-profit organization supporting entrepreneurship and investment in technology companies in North America and Asia. Mr. Yu served as Chief Financial Officer and as a director of AutoChina International Limited (OTCBB: AUTCF) from October 2007 through April 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire and operating business). Mr. Yu earned a BS in Mechanical Engineering with Honors and an MBA with Honors from Queen’s University in Canada. Mr. Yu is married to Ms. Diana Liu, our Chief Executive Officer, and a director.

Hui Kai Yan has been our Chief Operating Officer and a director since inception. Mr. Yan is also Secretary and a director of AutoChina International Limited (OTCBB: AUTCF), a vehicle financing company in China. Mr. Yan has been Senior Vice-President of AutoChina Group Inc. and Hebei Kaiyuan Real Estate Development Corp. since August 1997. He is responsible for Finance, Administration and Human Resources at each company. Prior to joining Hebei Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province). Mr. Yan is certified as a Senior Economist by Hebei provincial government. He graduated from Hebei University of Technology in June 1985 with a bachelor’s degree in Management Science.

Gary Han-Ming Chang has been our Chief Investment Officer and a director since inception. Mr. Chang has served as a Managing Director at Advanced Capital Financial Advisory Ltd., an investment advisory firm, since January 2004 advising companies in the Greater China region on public listings, M&A transactions and senior and bridge lending. Mr. Chang was an advisor to AutoChina International Limited (OTCBB: AUTCF) from its inception until April 2009 (during which time it was known as Spring Creek Acquisition Corp., a blank check company formed to acquire and operating business). From August 1991 to August 2003, Mr. Chang served in various capacities at the Polaris Securities Group, an investment banking firm, including as a member of the Board of Directors at both Polaris Taiwan and Polaris Hong Kong, a managing director of the firm’s Hong Kong operations and as an Executive Vice President heading the brokerage, underwriting, proprietary trading and fixed income business units. From 1989 to 1991, prior to joining Polaris, Mr. Chang founded and served as Chairman of Gemini Securities Co., an investment banking firm which then merged with and became a subsidiary of the Polaris Securities Group in 1991. Mr. Chang graduated with a BA in International Economics from the National Chengchi University in Taiwan.

Jason Wang has been our director since November 7, 2010. Mr. Wang has served as Chief Financial Officer of AutoChina International Limited, an automobile financing company in China (OTCBB: AUTCF), since July 2009. From December 2007 until July 2009, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations. From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and Bachelors degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

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Dane Chauvel has been our director since November 7, 2010. Mr. Chauvel has been the Chief Executive Officer and a director of Organic Ocean Seafood Inc., a sustainable seafood distribution company, since June 2008. From November 2005 until June 2008, Mr. Chauvel was Chief Financial Officer of CellFor Inc., an elite varietal conifer cloning company. Mr. Chauvel has been a director of Valdes Fishing Corp. since July 2007. Mr. Chauvel received his MBA from the University of Western Ontario, Richard Ivey School of Business, and his BA in Economics from the University of British Columbia.

Geroge Kaufman has been a director since March 2012. Mr. Kaufman has served as the Managing Director of Investment Banking for Chardan Capital Markets, LLC, a New York based broker/dealer, since January 2006 and served as an Investment Banking Associate for Chardan from November 2004, when he joined the firm, to December 2005. As one of the seven original members of Chardan, Mr. Kaufman established the investment banking, brokerage and marketing protocols and standards. He has extensive experience with operating and development stage companies, having lead and/or managed over 30 public and private transactions. In addition, Mr. Kaufman founded Detroit Coffee Company, LLC, a national roaster, wholesaler and retail distributor of high-end specialty coffees, in January 2002 and currently serves as its chief executive officer. Since June 2009, Mr. Kaufman has also served as a director of China Networks International Holdings Ltd. (OTCBB: CNWHF), a broadcast television advertising company based in China. Mr. Kaufman received a Bachelor of Arts degree in Economics from the University of Vermont in 1999.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

Family Relationships

Ms. Diana Chia-Huei Liu, our Chief Executive Officer and a director, is married to Mr. William Yu, our President, Chief Financial Officer and a director.  To the best of our knowledge, there are no other family relationships between any director, executive officer or any person nominated to become a director or executive officer.

Director Independence

Our board of directors has determined that Messrs. Wang, Chauvel and Kaufman qualify as independent directors under the rules of the NASDAQ Marketplace Rules because they are not currently employed by us, and do not fall into any of the enumerated categories of people who cannot be considered independent in the NASDAQ Marketplace Rules. None of these persons is party to any transaction not otherwise disclosed under the caption “Certain Relationships and Related Transactions”.

Board Committees

The Board of Directors has standing audit, compensation, and nominating and corporate governance committees, comprised solely of independent directors.  Each committee has a charter. We will provide a copy of our charters to any person, without charge, upon request. Requests for copies of our charters should be sent in writing to Prime Acquisition Corp., No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, Tel: (408) 431-7286, Fax: (650) 618-2552.

6

Committee Membership
	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee

George Kaufman	M	C	M

Jason Wang	M	M	C

Dane Chauvel	C	M	M

C	- Committee Chair

M	- Committee Member

Audit Committee.  The audit committee consists of George Kaufman, Jason Wang, and Dane Chauvel. Mr. Chauvel is the chair of the audit committee, and our board of directors believes that Messrs. Kaufman, Wang and Chauvel qualify as “audit committee financial experts”, as such term is defined in the rules of the Securities and Exchange Commission.

The board of directors has adopted an audit committee charter, providing for the following responsibilities of the audit committee:

•	appointing and replacing our independent auditors and pre-approving all auditing and permitted non-auditing services to be performed by the independent auditors;
•	reviewing and discussing the annual audited financial statements with management and the independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management, the internal auditors and the independent auditors; and
•	reporting regularly to the board of directors.

Compensation Committee.  Our compensation committee consists of George Kaufman, Jason Wang, and Dane Chauvel. Mr. Wang is the chair of our compensation committee. Messrs. Kaufman, Wang and Mr. Chauvel do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a compensation committee charter, providing for the following responsibilities of the compensation committee:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;
•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;
•	administering our incentive-compensation plans for our directors and officers;
•	reviewing and assessing the adequacy of the charter annually;
•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and
•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Governance and Nominating Committee.  Our governance and nominating committee consists of George Kaufman, Jason Wang, and Dane Chauvel. Mr. Kaufman is the chair of our governance and nominating committee. Messrs. Kaufman, Wang and Mr. Chauvel do not have any direct or indirect material relationship with us other than as a director.

Our board of directors adopted a governance and nominating committee charter, providing for the following responsibilities of the governance and nominating committee:

7

•	overseeing the process by which individuals may be nominated to our board of directors;
•	identifying potential directors and making recommendations as to the size, functions and composition of our board of directors and its committees;
•	reviewing candidates proposed by our shareholders;
•	developing the criteria and qualifications for the selection of potential directors; and
•	making recommendations to the board of directors on new candidates for board membership.

In making nominations, the governance and nominating committee is required to submit candidates who have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment and who shall be most effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the governance and nominating committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge, and diversity of viewpoints.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, offices and employees. In addition, it has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board structure, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.

There are no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under NASDAQ listing standards, other than that the Company plans to utilize the exemption for foreign private issuers under NASDAQ Listing Rule 5615 to the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination.

Litigation

To the best of the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Director Compensation

None of our directors or officers have received any cash compensation for services rendered to us during the year ended December 31, 2011. Our founders purchased 1,407,600 units comprised of 1,407,600 ordinary shares and 1,407,600 warrants, each to purchase one ordinary share for an aggregate consideration of $1,564. Following the partial exercise of the underwriters’ over-allotment option on May 10, 2011, an aggregate of 165,592 founders’ units were forfeited for no consideration, and as a result our founders own an aggregate of 1,242,011 founders’ units. In addition, we issued the representative of the underwriters, Chardan Capital Markets, LLC, and our founders and certain of their designees, in a private placement occurring simultaneously with our initial public offering (“IPO”), an aggregate of 2,185,067 warrants for an aggregate consideration of $1,638,800. We believe that because our officers and directors own such shares, no compensation (other than reimbursement of out-of-pocket expenses) is necessary and such persons have agreed to serve in their respective role without compensation.

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish, including options to purchase 60,000 ordinary shares at a purchase price of $0.001 per share prior to our initial public offering. Carolyne Yu is one of these consultants, and she is the niece of William Yu and Diana Liu. Ms. Carolyne Yu received an option to purchase 1,500 ordinary shares and will provide investor and public relations and consulting to us. She also provides such consulting services to AutoChina International Limited, a company for which Diana Liu, William Yu’s husband, serves as a director. Dane Chauvel, Jason Wang and Hui Kai Yan have each been granted options to purchase 26,000, 5,000 and 5,000 ordinary shares, respectively, as of December 31, 2011. In March 2012, George Kaufman was granted an option to purchase 5,000 ordinary shares. None of the other options issued as of the date of this report have been issued to our officers or directors or any of their affiliates. Such options are not exercisable until the closing of the business combination. Share option grants are governed by individual grant agreements and stock restriction agreements as determined by our officers, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of public shareholders within the 220,000 option limit. Accordingly, such options may dilute the equity interest of our shareholders.

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We have agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011, and ending on the earlier of our consummation of a business combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for our benefit and is not intended to provide Mr. Li compensation in lieu of a management fee or other remuneration because it is anticipated that the expenses to be paid by Kaiyuan Real Estate Development will approximate the monthly reimbursement. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party. Commencing February 1, 2012, we have secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support are included in the $7,500 monthly fee paid to Kaiyuan.

Other than this $7,500 per month fee, and any share option grants, no compensation of any kind, including finder’s and consulting fees, will be paid to our officers, or directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, our officers and directors and their respective affiliates will receive reimbursement for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential business combination with one of more target businesses. There are no limitations on the amount of expenses for which they can seek reimbursement, provided such expenses were incurred for our benefit. There will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination.

Although we currently anticipate that some members of our management team will remain with us post business combination, some or all of our current executive officers and directors may or may not remain with us following our initial business combination, depending on the type of business acquired and the industry in which the target business operates. After a business combination, our directors and officers who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the prospectus/proxy solicitation or tender offer materials furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. We cannot assure you that our current executive officers and directors will be retained in any significant role, or at all, and have no ability to determine what remuneration, if any, will be paid to them if they are retained following our initial business combination.

We have not set aside any amount of assets for pension or retirement benefits.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE BOARD OF DIRECTORS’ NOMINEES.

PLEASE NOTE:  If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

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EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Diana Chia-Huei Liu	48	Chief Executive Officer and Director
William Tsu-Cheng Yu	51	President, Chief Financial Officer and Director
Hui-Kai Yan	47	Chief Operating Officer and Director
Gary Han-Ming Chang	63	Chief Investment Officer and Director

Please refer to the section entitled “Election of Directors” for details regarding the above-listed officers.

Employment Agreements

We have not entered into any employment agreements with our executive officers, and have not made any agreements to provide benefits upon termination of employment.

Executive Compensation

None of our directors or officers have received any cash compensation for services rendered to us during the year ended December 31, 2011. Please refer to the section entitled “Director Compensation” for additional details regarding compensation received by our executive officers.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On February 4, 2010, February 12, 2010, and November 7, 2010, Yong Hui Li, our Chairman, Diana Chia-Huei Liu, our Chief Executive Officer and director, William Tsu-Cheng Yu, our President, Chief Financial Officer, and director, The Shodan Company, an affiliate of William Tsu-Cheng Yu, Gary Han Ming Chang, our Chief Investment Officer and director, Steven Chia-Sun Liu, Joseph Chia-Yao Liu, Olivia Lin Yu, and Joyce Chen Liu acquired an aggregate of 1,564,000 founders’ units for an aggregate purchase price of $1,564. Effective March 24, 2011, the founders’ units were reduced in proportion to the reduction in the size of our IPO from an aggregate of 1,564,000 founders’ units to an aggregate of 1,407,600 founders’ units. Following the partial exercise of the underwriters’ over-allotment option on May 10, 2011, an aggregate of 165,592 founders’ units were forfeited for no consideration, and as a result our founders own an aggregate of 1,242,008 founders’ units. Of these founders’ units, 247,744 founders’ units, and the underlying ordinary shares and warrants (equal to approximately 5.2% of our issued and outstanding shares) will be forfeited for no consideration in the event the last sales price of our ordinary shares does not equal or exceed $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period within 12 months following the closing of our initial business combination, and an additional 247,744 founders’ units, and the underlying ordinary shares and warrants (equal to approximately 5.2% of our issued and outstanding shares) will be forfeited for no consideration in the event the last sales price of our ordinary shares does not equal or exceed $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for at least one period of 20 trading days within any 30-trading day period between 12 and 24 months following the closing of our initial business combination. Upon our dissolution and liquidation, none of our founders will have the right to receive distributions from the trust account with respect to the founders’ shares. In addition, the representative of the underwriters of our IPO, our founders and their designees purchased an aggregate of 2,185,067 placement warrants immediately prior to the completion of our IPO.

Immediately prior to the consummation of our IPO, the representative of the underwriters of our IPO, Chardan Capital Markets, LLC, and the founders and their designees purchased an aggregate of 2,185,067 warrants for an aggregate purchase price of $1,638,800 (of which Chardan Capital Markets, LLC purchased 240,000 warrants for $180,000), or $0.75 per warrant. The placement warrants are identical to the warrants underlying the units sold in our IPO, except that the placement warrants may be exercised on a cashless basis at any time after a business combination and even if there is not an effective registration statement relating to the shares underlying the warrants so long as such warrants are held by the purchasers or their affiliates and are subject to certain transfer restrictions. Such purchasers have also agreed that the insider warrants will not be sold or transferred by them until after we have completed a business combination.

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Concurrently with our IPO, we issued to Chardan Capital Markets, LLC, the representative of the underwriters of our IPO as additional compensation, for a purchase price of $100, a unit purchase option to purchase 215,000 units for $12.00 per unit. The units issuable upon exercise of this option are identical to those sold in the IPO, except for some differences in redemption rights. The unit purchase option will be exercisable at any time, in whole or in part, commencing on the later of the consummation of our initial business combination or September 24, 2011 and expiring on the March 24, 2016.

The holders of the founders’ units (including the founders’ shares and founders’ warrants, and the ordinary shares underlying the founders’ warrants), as well as the holders of the placement warrants (and underlying securities), will be entitled to registration rights pursuant to an agreement to be signed at the time of our IPO. The holders of the majority of these securities are entitled to make up to two demands that we register such securities. The holders of the founders’ units can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of a majority of the placement warrants (or underlying securities) can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements, except that in no event will Chardan Capital Markets, LLC have more than one demand registration right at our expense.

We have agreed to pay to Kaiyuan Real Estate Development a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on March 24, 2011 and ending on the earlier of our consummation of a business combination or our liquidation. Kaiyuan Real Estate Development is an affiliate of Mr. Yong Hui Li, our Chairman. This arrangement was agreed to by Kaiyuan Real Estate Development for our benefit and is not intended to provide Mr. Li compensation. We believe that such fees are at least as favorable as we could have obtained from an unaffiliated third-party. Commencing February 1, 2012, we have secured approximately 150 sq. foot of additional office space, administrative services and secretarial support in Taipei, Taiwan. Fees for the additional office space, administrative services and secretarial support are included in the $7,500 monthly fee paid to Kaiyuan.

Prior to completion of our IPO, Diana Liu, and William Yu loaned us an aggregate of $150,000 to cover expenses related to our IPO. The loans were repaid in full on the consummation of our IPO.

Our board of directors has approved the grant of options to purchase up to 220,000 of our ordinary shares to our directors, employees, and consultants from time to time, with such terms and conditions as our officers may establish, including options to purchase 60,000 ordinary shares at a purchase price of $0.001 per share prior to our initial public offering, which are currently outstanding. Such options are not exercisable until the closing of the business combination. Share option grants are governed by individual grant agreements and stock restriction agreements as determined by our officers, and may be subject to either time-based or performance-based vesting provisions. Our board of directors has the authority to amend, alter, suspend or terminate our right to grant such share options without the consent of public shareholders within the 220,000 option limit. Accordingly, such options may dilute the equity interest of our shareholders. Carolyne Yu is one of these consultants, and she is the niece of William Yu and Diana Liu. Ms. Carolyne Yu received an option to purchase 1,500 ordinary shares and will provide investor and public relations and consulting to us. She also provides such consulting services to AutoChina International Limited, a company for which Diana Liu, William Yu’s husband, serves as a director. Dane Chauvel, Jason Wang, Hui Kai Yan and George Kaufman have each been granted options to purchase 26,000, 5,000, 5,000 and 5,000 ordinary shares, respectively. None options issued as of the date of this report have been issued to our officers or directors or any of their affiliates.

We will reimburse our officers, directors, or any of their respective affiliates, for any reasonable out-of-pocket expenses incurred by them in connection with identifying, investigating and consummating a potential business combination with one of more target businesses. Subject to availability of proceeds not placed in the trust account, there is no limit on the amount of out-of-pocket expenses that could be incurred. This formula was a result of a negotiation between us and the underwriters and was meant to help maximize the amount of money in the trust account that would be returned to the investors if we do not consummate a business combination within the permitted time. Our board of directors will review and approve all expense reimbursements made to our directors with the interested director or directors abstaining from such review and approval. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and those proceeds are properly withdrawn from the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate our initial business combination.

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Other than the payment of $7,500 per month to Kaiyuan Real Estate Development, in connection with office space, administrative services and secretarial support rendered to us, any share option grants, and reimbursement of reasonable out-of-pocket expenses to our officers, directors, or any of their respective affiliates, no compensation of any kind, including finders’ and consulting fees, will be paid to any of our executive officers and directors or any of their respective affiliates who owned our ordinary shares prior to our IPO for services rendered to us prior to or with respect to the business combination.

We expect that at least some members of our management team will remain with us post business combination. After a business combination, if any member of our management team remains with us, they may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the prospectus/proxy solicitation or tender offer materials furnished to our shareholders. It is unlikely that the amount of such compensation will be known at the time of a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Report of Foreign Private Issuer on Form 6-K, as required by General Instruction B to Form 6-K.

All ongoing and future transactions between us and any of our executive officers and directors or their respective affiliates, including loans by our directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our disinterested directors, who had access, at our expense, to our attorneys or independent legal counsel. It is our intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether such transactions with affiliates are on terms that are no less favorable to us than are otherwise available from such unaffiliated third parties. If a transaction with an affiliated third-party were found to be on terms less favorable to us than with an unaffiliated third-party, we would not engage in such transaction.

If we are unable to complete a business combination and are forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify us for all claims of contracted parties, to the extent we fail to obtain valid and enforceable waivers from such parties. Our board of directors has a fiduciary obligation to our shareholders to bring a claim against our founders to enforce their indemnification obligations.

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PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT ACCOUNTANTS

On August 1, 2012, the Audit Committee approved the dismissal of Crowe Horwath LLP (“Crowe Horwath”) as the Company’s independent registered public accounting firm, and notified Crowe Horwath of its dismissal on August 1, 2012. Crowe Horwath served as Prime’s independent registered public accounting firm for the periods from February 4, 2010 (inception) to December 31, 2010 and the year ended December 31, 2011.

Crowe Horwath’s reports on the Company’s financial statements for the periods from February 4, 2010 (inception) to December 31, 2010 and the year ended December 31, 2011 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the periods from February 4, 2010 (inception) to December 31, 2010, the year ended December 31, 2011, and through August 1, 2012, there were no disagreements between Prime and Crowe Horwath on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of Crowe Horwath, would have caused Crowe Horwath to make reference to the matter in their report. None of the “reportable events” described in in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F have occurred during the periods from February 4, 2010 (inception) to December 31, 2010, the year ended December 31, 2011, or through August 1, 2012.

On August 1, 2012, the Audit Committee of the Board of Directors of the Company approved the appointment of, and on August 9, 2012, the Company engaged, Marcum BP as the Company’s independent registered public accounting firm. During the periods from February 4, 2010 (inception) to December 31, 2011 and through August 1, 2012, neither the Company nor anyone on its behalf consulted Marcum BP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Marcum BP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

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The Audit Committee has appointed Marcum BP as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2012, and the Board of Directors is asking shareholders to ratify that appointment.  A representative of Marcum BP is expected to be present either in person or via teleconference at the AGM, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Crowe Horwath LLP, our prior principal external independent registered public accountant firm, for the periods indicated.

	2010	2011
Audit fees	45,000	33,000
Audit related fees	10,000	—
Tax fees	—	—
Total fees	55,000	33,000

In the above table, in accordance with the SEC’s definitions and rules, “audit fees” are fees for professional services for the audit and review of our annual financial statements, as well as the audit and review of our financial statements included in our registration statements filed under the Securities Act and issuance of consents and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements except those not required by statute or regulation; “audit-related fees” are fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements, including attestation services that are not required by statute or regulation, due diligence and services related to acquisitions; “tax fees” are fees for tax compliance, tax advice and tax planning; and “all other fees” are fees for any services not included in the first three categories.

Pre-Approval of Services

The Audit Committee appoints the independent accountant each year and pre-approves the audit services.  The Audit Committee chair is authorized to pre-approve specified non-audit services for fees not exceeding specified amounts, if the chair promptly advises the other Audit Committee members of such approval.  All services described under the caption Principal Accountant Fees and Services which took place after November 15, 2010 were pre-approved.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF MARCUM BP AS PRIME’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

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GENERAL

The Company will bear the cost of preparing, printing, assembling and mailing the proxy form, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Important Notice Regarding Availability of Proxy Materials

This proxy statement and the Company’s 2011 annual report are available at the Company’s website, www.primeacq.com. If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

By Email: wyu@primeacq.com

By Telephone: (408) 621-8345

By Letter: to Mr. William Yu, President, as noted above

Please make the request as instructed on or before December 12, 2012 to facilitate timely delivery.

As indicated on the form of proxy accompanying this proxy statement, you may use the Internet to transmit your voting instructions up until 10 a.m. PRC local time on December 16, 2012. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form and, when prompted, you may indicate that you agree to receive or access proxy materials electronically in future years.

Other Matters to Be Presented at the AGM

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

Communications with the Board of Directors

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o Prime Acquisition Corp., No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, Tel: (408) 431-7286, Fax: (650) 618-2552. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where you can Find More Information

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with or submit to the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

November 13, 2012	By Order of the Board of Directors,

/s/ Yong Hui Li
Yong Hui Li
Chairman of the Board of Directors

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PROXY

PRIME ACQUISITION CORP.

(Incorporated in the Cayman Islands with limited liability)

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Diana Chia-Huei Liu or William Tsu-Cheng Yu, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at No. 322, Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China on December 18, 2012 at 10 a.m., PRC local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted FOR Proposals 1 and 2.

The Board of Directors recommends that you vote “FOR” each proposal.

1. Election of Directors:

Yong Hui Li	FOR ☐	AGAINST ☐	ABSTAIN ☐
Diana Chia-Huei Liu	FOR ☐	AGAINST ☐	ABSTAIN ☐
William Tsu-Cheng Yu	FOR ☐	AGAINST ☐	ABSTAIN ☐
Hui-Kai Yan	FOR ☐	AGAINST ☐	ABSTAIN ☐
Gary Han-Ming Chang	FOR ☐	AGAINST ☐	ABSTAIN ☐
Jason Wang	FOR ☐	AGAINST ☐	ABSTAIN ☐
Dane Chauvel	FOR ☐	AGAINST ☐	ABSTAIN ☐
George Kaufman	FOR ☐	AGAINST ☐	ABSTAIN ☐

2. Ratification of the appointment of Marcum BP as independent auditors of the Company for the financial year ending December 31, 2012.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Item 1) or the ratification of the appointment of Marcum BP (Item 2). Abstentions will be treated as being present at the annual meeting and, therefore, will only be counted for purposes of establishing the presence of a quorum. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Item 1. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1, and will not affect the outcome on that Item. Please note that the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

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Signature of Shareholder: _________________________ Date: ______________________, 2012

Signature of Shareholder: _________________________ Date: ______________________, 2012

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY FORM PROMPTLY USING THE ENCLOSED ENVELOPE.

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